UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the Month of April 2020

Commission File Number: 333-202841

HUALE ACOUSTICS LIMITED

(FKA HUALE ACOUSTICS CORPORATION)

(Translation of registrant’s name into English)

Floor 13, Building B1, Wisdom Square

Qiaoxiang Road

Nanshan District, Shenzhen, Guangdong Province

China 518000

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20- F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Inability to file Annual Report on Form 20-F for the year ended December 31, 2019 by the original deadline of April 30, 2020 due to circumstances related to COVID-19.

Huale Acoustics Limited (the “Company”) will be unable to file its 2019 Annual Report on Form 20-F (the “20-F”) by April 30, 2020 due to circumstances related to COVID-19. The Company’s operating subsidiaries and employees are located in the Peoples Republic of China (“PRC”) which has been affected by the outbreak of COVID-19 since December 2019. From January to April 2020, the PRC government has imposed nationwide travel restrictions and quarantine control, and we suspended most of our operations during this period. As a result, the Company’s finance department will be unable to complete the preparation of the Company’s consolidated financial statements and the 20-F without undue hardship and expense to the Company until after April 30, 2020. Travel restrictions have also affected our auditor’s ability to conduct their normal audit procedures in a timely manner.

The Company is relying on the SEC order under Section 36 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), dated March 4, 2020 (Release No. 34-88318) to extend the due date for the filing of the 20-F until June 14, 2020 (45 days after the original due date). The Company will work diligently to complete its Annual Report on or before June 14, 2020.

Additional Risk Factor

Our business operations may be adversely affected by the outbreak of coronavirus COVID-19.

An outbreak of respiratory illness caused by a novel coronavirus (“COVID-19”) first emerged in Wuhan city, Hubei province, China in late 2019 and continued to expand within the PRC and globally. The new strain of coronavirus is considered highly contagious and poses a serious public health threat. With the aim of containing the COVID-19 outbreak, the PRC government imposed extreme measures across the PRC including, but not limited to, the complete lockdown of Wuhan city since January 23, 2020, partial lockdown measures across various cities in the PRC, the extended shutdown of business operations and mandatory quarantine requirements on infected individuals and anyone deemed potentially infected. On January 30, 2020, the World Health Organization (“WHO”) declared the outbreak of COVID-19 a Public Health Emergency of International Concern and on March 11, 2020, WHO declared COVID-19 a global pandemic.

The COVID-19 outbreak, which has resulted in over 4,600 fatalities in China, is likely to have an adverse impact on the livelihood of the people in and the economy of the PRC, particularly Wuhan city and Hubei province. Our business has been and may continue to be adversely impacted. Our sole operating subsidiary is located in China, as are its employees and customers. A slowdown in the Chinese economy could be expected to result in a reduction in disposable income of our potential customers, which could have a negative effect on our sales due to the discretionary nature of the products we sell. In addition, the global nature of the pandemic could negatively affect our suppliers. Lockdown measures and travel restrictions have impeded Shenzhen Yeller’s ability to work towards expanding its sales network. As of the date of this Report, the spread of the virus in China appears to have abated and some restrictions have been lifted; however, there can be no assurance that this improvement will continue or that the outbreak will not re-occur.

Given the uncertainty of the outbreak, the spread of the coronavirus could be prolonged and worsened and we may be forced to scale back or even suspend our operations. Management estimates that due to the outbreak Shenzhen Yeller’s sales for the year ending December 31, 2020 could decrease by approximately 10% to 20%. The extent to which the COVID-19 outbreak impacts our financial results will depend on its future developments and is uncertain. If the outbreak of COVID-19 is not effectively controlled in a short period of time, our business operations and financial condition may be materially and adversely affected as a result of any economic slowdown, operation disruptions or other factors that we cannot foresee.

Special Note Concerning Forward Looking Statements

This filing contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward-looking statements are based upon the Company’s present intent, beliefs or expectations, including, among others, the Company’s estimates relating to the completion of the 2019 audit and filing of the 2019 Annual Report, its ability to sustain its operations without disruptions or delays, but forward-looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. You should not place undue reliance upon the Company’s forward-looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2020	HUALE ACOUSTICS LIMITED

/s/ HUANG Yusheng
HUANG Yusheng
Chief Executive Officer and Chief Financial Officer